NextPlat Corp.

3250 Mary St., Suite 410

Coconut Grove, FL 33133

February 3, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	NextPlat Corp
Registration Statement on Form S-3
File No. 333-269422

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NextPlat Corp, a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referenced above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on February 7, 2023, or as soon thereafter as possible on such date.

Very truly yours,

NextPlat Corp.

By:	/s/ Charles M. Fernandez
Name:	Charles M. Fernandez
Title:	Executive Chairman and Chief Executive Officer